LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

      Admitted in California

June 1, 2005

Via Edgar and Overnight Courier

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. John Reynolds, Assistant Director

                    Office of Emerging Growth Companies

Re:

Dynamic Alert Limited

Amendment No.2 Form SB-2 filed June 1, 2005

File Number 333-119566

Dear Mr. Reynolds:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 2 to Dynamic Alert Limited’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 2 was filed via Edgar earlier today, with a submission date of June 1, 2005.

Below are the comments from your comment letter regarding Amendment No. 1 to Dynamic's Form SB-2, each followed by Dynamic Alert Limited’s responses thereto.

General

Comment

1. For the next amendment to be filed, please insure that a red-lined copy of the amendment is filed on Edgar. Please refer to Rule 472 of Regulation C which requires marked copies and Rule 310 of Regulation S-T which explains how to mark your document.

Response

We have filed a red-lined copy of Amendment No. 2 on Edgar.

Risk Factors

Comment

2. Please expand this risk factor to make clear the risk or harm to the company. For example, the statement could be revised “Because Our Officers and Directors do not have any direct experience…”

Response

We have revised this risk factor as noted.

Comment

3. Risk Factor 3 should be revised to disclose the percentage of time the officers and directors will devote to Dynamic’s business.

Response

We have added the disclosures requested by this comment.

Comment

4. Risk Factor 5, “if Dynamic fails to sell the entire offering, it may never commence operations and your investment would be lost.” This does not reconcile with the disclosure in the Prospectus Summary and Use of Proceeds and elsewhere in the filing. Please revise and advise.

Response

We have deleted this risk factor.

Item 3 Prospectus Summary

The Company

Comment

5. According to the fourth paragraph, the company will require $19,000 in order to begin operations, and an additional $20,000 to remain operational for the twelve month period. It is requested that this disclosure be reconciled to the first paragraph in the Use of Proceeds on page 5 that $49,000 will be required for minimal operations for twelve months.

Response

We have revised the first paragraph in the Use of Proceeds to refer to "$39,000", instead of "$49,000".

Item 4. Use of Proceeds

Comment

6. The sentence immediately preceding the table should make clear that the uses are shown in the order of priority. Please revise.

Response

We have added the clarification requested by this comment.

Comment

7. As previously requested in our comment #20 in the staff’s letter dated November 8, 2005, considering that all funds received will be immediately available, please adequately discuss the company’s plans in the event a nominal amount is raised (less than 10%), but is not sufficient to commence the activities planned.

Response

We have added the disclosure requested by this comment.

Business Development Page 14

Comment

8. Please disclose if true that the company will not be used as a vehicle for a reverse acquisition.

Response

We have added the disclosure requested by this comment.

Item 8. Plan of Distribution

Comment

9. The offering period should be updated to the latest practicable date. It is requested that the disclosure be revised to disclose the number of months for the proposed offering. If the offering may be extended for an additional period of time in order to sell the maximum, this should be stated.

Response

We have made the applicable revisions to the section noted by this comment.

Comment

10. With respect to the subscription agreement that was filed as exhibit 8 to the registration statement, please revise this agreement to eliminate the provisions of sections 3 and 4, except for provision 3.a. which can be retained. Please revise and file the exhibit in the next amendment.

Response

We have attached to Amendment No. 2 as an exhibit the revised subscription agreement.

Dependence on One or a Few Major Customers

Comment

11. Please expand your last sentence to mention the company’s future plans regarding large corporate customers, to the extent known at this time.

Response

We have added the disclosure requested by this comment.

Government Controls and Approvals

Comment

12. Briefly address the requirements or standards of the Labor Standards, and Occupational Health and Safety as they would directly affect the operations of the company.

Response

We have added disclosure in response to this comment.

Research and Development Activities and Costs

Comment

13. Please revise to clarify the meaning of the penultimate sentence of paragraph one hereunder.

Response

We have deleted the sentence in response to this comment.

Facilities

Comment

14. We note the last sentence here and also note the statement under Item 18. “Description of Property” which indicates that “[F]or the first year, we will conduct our administrative affairs from the office located in the home of the President…” Please revise as appropriate to make the disclosure consistent.

Response

We have revised the disclosure in the "Facilities" subsection and in Item 18, to be consistent with each other.

Comment

15. Also, please briefly describe the office(s) used by the company.

Response

We have revised the disclosure to make it clear that the company is using an office located in Ms. Reich's home.

Employees

Comment

16. We note the company does not expect to hire any employees within the first year of operations. We also note that our officers and directors will do whatever work is necessary to bring the business to the pint of having cash flow etc. it is further noted that management has no experience in this field of business. It is unclear who and how the services will be provided to prospective clients given the above mentioned. Please revise to full explain the day to day operations of the company.

Response

We have added disclosure in response to this comment.

Expenditures

Comment

17. Please revise to refer to the effectiveness of the registration statement, not the prospectus.

Response

We have made the revision noted by this comment.

Comment

18. Please clarify who will provide the training and consulting for the officers and directors and their affiliations if any, should be disclosed.

Response

We have added the disclosure requested by this comment.

Financial Statements

Comment

19. The financial statements should be updated pursuant to Item 310(g) of Regulation S-B. A currently dated consent of the independent accountants should be included in an amendment to the registration statement.

Response

We have included with Amendment No. 2 financial statements for the interim period ended December 31, 2004. A currently dated consent of auditors has been filed with Amendment No. 2.

General

Comment

20. Please update the information to the latest practicable date.

Response

We have endeavored to update the information as requested.

______________________________________________________________________________

Sincerely,

/s/W. Scott Lawler

W. Scott Lawler, Esq.